Exhibit 99.1

For Immediate Release
Contact:  Harvey Grossblatt, President
Universal Security Instruments, Inc.
410-363-3000, Ext. 224
or
Don Hunt, Jeff Lambert
Lambert, Edwards & Associates, Inc.
616-233-0500

Universal Security Instruments Reports Third-Quarter Results

OWINGS MILLS, MD, February 12, 2009 - Universal Security Instruments, Inc. (AMEX-UUU) today announced results for its third quarter ended December 31, 2008.

The Owings Mills, MD based designer and marketer of safety and security equipment reported a net income of $292,513, or $0.12 per basic and diluted share, on net sales of $5,595,049 compared to a net loss of $1,635,789 for the same period last year, or $0.66 per basic and diluted share, on net sales of $7,776,986 for the same period last year. Included in last year’s results was a loss of $2,801,606 from discontinued operations.

For the nine months ended December 31, 2008, sales were $20,169,229 versus $27,152,181 for the same period last year. USI reported net income of $4,787,207, or $1.93 per basic and diluted share, compared to a loss of $526,647, or $0.21 per basic and diluted share. Included in the current nine-month results is a gain of $3,381,254 from discontinued operations, and included in the comparable period of last year was a loss of $3,702,373 from discontinued operations.

The Company reported that it had purchased 62,725 shares of its common stock at an average cost of $3.42 per share and has approval to purchase an additional 37,275 under its current authorized buy-back.

“During this most difficult housing and retail environment, Universal remained focused on controlling expenses and increasing shareholder value, and was able to accomplish both in its third quarter raising the Company’s book value to $9.83 per share,” said CEO, Harvey Grossblatt.

UNIVERSAL SECURITY INSTRUMENTS, INC. is a U.S.-based manufacturer (through its Hong Kong Joint Venture) and distributor of safety and security devices. Founded in 1969, the Company has a 39 year heritage of developing innovative and easy-to-install products, including smoke, fire and carbon monoxide alarms. For me information on Universal Security Instruments, visit our website at www.universalsecurity.com.

"Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this news release may constitute forward-looking statements within the meaning of the federal securities laws that inherently include certain risks and uncertainties.  Actual results could differ materially from those projected in or contemplated by the forward-looking statements due to a number of factors, including, among other items, our and our Hong Kong Joint Venture's respective ability to maintain operating profitability, currency fluctuations, the impact of current and future laws and governmental regulations affecting us and our Hong Kong Joint Venture and other factors which may be identified from time to time in our Securities and Exchange Commission filings and other public announcements.  We do not undertake and specifically disclaim any obligation to update any forward-looking statements to reflect occurrence of anticipated or unanticipated events or circumstances after the date of such statements.  We will revise our outlook from time to time and frequently will not disclose such revisions publicly.

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Universal/Page 2

UNIVERSAL SECURITY INSTRUMENTS, INC.
CONSOLIDATED STATEMENTS OF INCOME
(UNAUDITED)

	Three Months Ended December 31,
	2008	2007
Sales	$5,595,049	$7,776,986

Net income from continuing operations	292,513	1,165,817
Income per share from continuing operations:
Basic	0.12	0.47
Diluted	0.12	0.47

Loss from discontinued operations	0.00	(2,801,606)
Loss per share from discontinued operations:
Basic	0.00	(1.13)
Diluted	0.00	(1.13)

Net income (loss):	292,513	(1,635,789)
Net income (loss) per share – basic	0.12	(0.66)
Net income (loss)per share – diluted	0.12	(0.66)
Weighted average number of common shares outstanding:
Basic	2,467,028	2,489,132
Diluted	2,467,028	2,489,132

CONSOLIDATED STATEMENTS OF INCOME

	Nine Months Ended December 31,
	2008	2007
Sales	$20,169,229	$27,152,181

Net income from continuing operations	1,405,953	3,175,726
Income per share from continuing operations:
Basic	0.57	1.28
Diluted	0.57	1.26

Gain (loss) from discontinued operations	3,381,254	(3,702,373)
Gain (loss) per share from discontinued operations:
Basic	1.36	(1.49)
Diluted	1.36	(1.47)

Net income (loss):	4,787,207	(526,647)
Net income (loss) per share – basic	1.93	(0.21)
Net income (loss) per share – diluted	1.93	(0.21)
Weighted average number of common shares outstanding:
Basic	2,480,330	2,481,802
Diluted	2,480,330	2,523,316

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Universal/Page 3

CONSOLIDATED BALANCE SHEETS

	December 31, 2008	March 31, 2008

ASSETS

Cash	$180,755	$3,863,784
Accounts receivable and amount due from factor	5,105,608	6,144,169
Inventory	9,378,114	5,357,488
Prepaid expenses	156,947	206,197
Assets held in receivership	219,402	2,850,731

TOTAL CURRENT ASSETS	15,040,826	18,422,369

INVESTMENT IN HONG KONG JOINT VENTURE	10,688,904	9,986,579
PROPERTY, PLANT AND EQUIPMENT – NET	130,530	130,347
OTHER ASSETS AND DEFERRED TAX ASSET	2,216,942	1,929,622

TOTAL ASSETS	$28,077,202	$30,468,917

LIABILITIES AND SHAREHOLDERS’ EQUITY

Amount due to factor	$101,911	$-
Accounts payable and accrued expenses	2,748,636	2,465,292
Liabilities held in receivership	219,402	7,823,450
Accrued liabilities	893,420	665,080

TOTAL CURRENT LIABILITIES	3,963,369	10,953,822

LONG TERM OBLIGATION	95,324	91,160

SHAREHOLDERS’ EQUITY:
Common stock, $.01 par value per share; authorized 20,000,000 shares; issued and outstanding 2,443,292 and 2,487,867 at December 31, 2008 and March 31, 2008	24,448	24,879
Additional paid-in capital	13,316,830	13,453,378
Retained earnings	10,677,231	5,890,023
Other comprehensive income	-	55,655

TOTAL SHAREHOLDERS’ EQUITY	24,018,509	19,423,935

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$28,077,202	$30,468,917